   As filed with the Securities and Exchange Commission on September 23, 1999
                                                      Registration No. 333-81747
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------


                               AMENDMENT NO. 1 TO


                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                              --------------------

                            A-FEM MEDICAL CORPORATION
             (Exact name of Registrant as specified in its charter)

           Nevada                                     33-0202574
  (State of Incorporation)                  (I.R.S. Employer Identification No.)

                       10180 S.W. Nimbus Avenue, Suite J-5
                             Portland, Oregon 97223
                                 (503) 968-8800
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                Steven T. Frankel
                      President and Chief Executive Officer
                            A-FEM MEDICAL CORPORATION
                       10180 S.W. Nimbus Avenue, Suite J-5
                             Portland, Oregon 97223
                                 (503) 968-8800
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                   Copies to:
                               Patrick J. Simpson
                                Danielle Benderly
                                PERKINS COIE LLP
                       1211 S.W. Fifth Avenue, Suite 1500
                               Portland, OR 97204
                                 (503) 727-2000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                            -------------------------

                         CALCULATION OF REGISTRATION FEE


=================================================================================================================================
                                                                      Proposed Maximum       Proposed Maximum       Amount of
Title of Each Class of Securities to            Amount to be         Offering Price Per     Aggregate Offering     Registration
            be Registered                        Registered               Share(1)               Price(1)             Fee(2)
---------------------------------------------------------------------------------------------------------------------------------
  Common Stock, $.01 par value per share.        1,746,696                $1.2656               $2,210,618             $615
=================================================================================================================================

(1) Estimated solely for the purposes of calculating the registration fee as required by Section 6(b) of the Securities Act and calculated pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low bid prices of A-Fem's Common Stock on September 16, 1999, as reported on the OTC Bulletin Board.

(2) A registration fee of $783 was paid on June 28, 1999.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

================================================================================

                        1,746,696 Shares of Common Stock


                            A-FEM MEDICAL CORPORATION



         This is a public offering of A-Fem Medical Corporation common stock. A-Fem's shareholders are selling 1,746,696 shares, including 996,236 shares issuable upon exercise of warrants to purchase A-Fem common stock. A-Fem will not receive any of the proceeds from the sale of shares by the shareholders. A-Fem will receive proceeds from the exercise of each warrant equal to its exercise price. The exercise prices for the warrants range from $1.00 to $5.00 per share.


         A-Fem's common stock is traded on the OTC Bulletin Board under the symbol "AFEM."

         A PURCHASE OF SHARES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 3.



               PER SHARE               TOTAL PROCEEDS TO              TOTAL PROCEEDS TO
            PRICE TO PUBLIC                  A-FEM                  SELLING SHAREHOLDERS
            ---------------                  -----                  --------------------
                 $1.41                     $2,480,628                    $2,456,291

        The "Per Share Price to Public" is estimated based on the average of the high and low sales prices for a share of A-Fem common stock as reported on the OTC Bulletin Board as of August 13, 1999. The Total Proceeds to A-Fem are estimated based upon the weighted average exercise price of the warrants of $2.49 per share. A-Fem will pay approximately $90,000 in expenses associated with registering these shares of common stock.




NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------


                              --------------------


               THE DATE OF THIS PROSPECTUS IS SEPTEMBER __, 1999.

                                TABLE OF CONTENTS



HOW TO OBTAIN MORE INFORMATION...........................................      3

A-FEM MEDICAL CORPORATION................................................      3

RISK FACTORS.............................................................      4

FORWARD-LOOKING INFORMATION..............................................     12

USE OF PROCEEDS..........................................................     12

SELLING SHAREHOLDERS.....................................................     12

DESCRIPTION OF SECURITIES................................................     16

PLAN OF DISTRIBUTION.....................................................     19

LEGAL MATTERS............................................................     21

EXPERTS  ................................................................     21

                         HOW TO OBTAIN MORE INFORMATION

         A-Fem files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that A-Fem has filed at the SEC's public reference rooms at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549-1004. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet web site at http\\www.sec.gov where some of the documents A-Fem has filed may be found.

         This prospectus is part of a registration statement that A-Fem has filed with the SEC. The registration statement contains more information about A-Fem and its common stock, including supplemental exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet web site.

         The SEC allows us to "incorporate by reference" into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus.

         A-Fem's Annual Report on Form 10-KSB for the year ended December 31, 1998, as amended, and A-Fem's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999, filed with the SEC pursuant to the Exchange Act, are incorporated by reference in this prospectus.

         The information relating to A-Fem contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in its Annual Report on Form 10-KSB for the year ended December 31, 1998, as amended, and its Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999, which accompany this prospectus.

                            A-FEM MEDICAL CORPORATION

         A-Fem Medical Corporation is a medical technology company with multiple product platforms targeting women's health needs. A-Fem has developed three proprietary technology platforms: one based on its INSYNC(R) MINIFORM interlabial pad, another based on its RAPID-SENSE(TM) diagnostic tests and the third based on its PADKIT(R) Sample Collection System. A-Fem markets the inSync miniform as an alternative to tampons, pads or liners for light flow protection. A-Fem is also developing point-of-care diagnostic products that provide quantified results using its proprietary RAPID-SENSE technology. The PADKIT, currently in clinical trials, utilizes a miniform as a non-invasive sample collection method for use in testing for certain cancers and other diseases.

         A-Fem needs to raise approximately $3 million in financing, in addition to the funds needed for its monthly operating expenses, to be able to carry out its development and marketing plans for its products. A-Fem has raised approximately $0.7 million through the sale of equity securities to date. Because the exercise prices for most of the warrants exceed the current market price for A-Fem's common stock, it is unlikely that the majority of the selling shareholders will exercise their warrants in the near future.

        A-Fem's principal executive offices are located at 10108 S.W. Nimbus Avenue, Suite J-5, Portland, Oregon 97223.

                                  RISK FACTORS

         You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing A-Fem. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations.

         If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of A-Fem common stock could decline, and you may lose all or part of your investment.


IF A-FEM IS NOT ABLE TO OBTAIN ADDITIONAL FINANCING, A-FEM MAY NOT BE ABLE TO CONTINUE OPERATING

         During the fiscal year ended December 31, 1998, and the six months ended June 30, 1999, A-Fem incurred losses of approximately $4.6 million and $1.3 million, respectively. Further, A-Fem has not generated significant revenues from operations. A-Fem expects to continue to incur losses as the costs of developing, manufacturing and marketing its products continue to exceed income from product sales.

         In order to carry out our development and marketing plans for our PADKIT and RAPID-SENSE products, we will need to raise significant additional capital. If we are unable to obtain sufficient financing, it would have a material adverse effect on our financial condition.

IF A-FEM IS NOT ABLE TO ATTRACT A STRATEGIC PARTNER, A-FEM MAY BE UNABLE TO EXECUTE ITS MARKETING AND DISTRIBUTION PLANS FOR THE INSYNC MINIFORM

         A-Fem expects that significant, ongoing expenditures will be necessary to successfully implement its business plan and develop, manufacture and market its products. These circumstances raise substantial doubt about A-Fem's ability to continue as a going concern. If A-Fem is unable to obtain adequate additional financing, enter into a strategic partnership, or generate sufficient profitable sales revenues, we may be required to curtail our product development, marketing activities and other operations, and we may be forced to cease operations.

         In order to carry out our marketing plans, we will need to find one or more partners to assist in marketing and distributing the product. To date we have been unable to attract such a partner. If we are not able to attract one or more partners, we may be unable to carry out our marketing and distribution plans for this product, which could have a material adverse effect on our financial conditions and results of operations.

A-FEM IS UNLIKELY TO EARN SIGNIFICANT REVENUES FROM ITS PRODUCTS IN THE NEAR TERM BECAUSE MOST OF A-FEM'S PRODUCTS ARE IN AN EARLY STAGE OF PRODUCT DEVELOPMENT

         A-Fem's products, the INSYNC(R) MINIFORM, PADKIT(TM), and RAPID-SENSE(TM) diagnostic products, are in the early stages of development or marketing. There have been no significant revenues from the INSYNC(R) MINIFORM, and there have been no revenues at all from the PADKIT(TM) or RAPID-SENSE(TM) diagnostic products. A-Fem has concluded it cannot raise sufficient funds to market the inSync miniform nationally through retail outlets. A-Fem cannot estimate the potential market for our products.

         You should be aware that A-Fem may encounter problems because our products are in an early stage of development or marketing, including the following risks:

         - A-Fem may encounter unanticipated developmental, testing, regulatory compliance and marketing costs;

         - The new products that A-Fem is developing may not be successfully developed;

         - A-Fem's new products, once developed, may not be successfully manufactured, advertised and marketed;

         - Any of A-Fem's products may become obsolete within a short time after its development; and

         - Costs of research and development and clinical trials for A-Fem's new products may substantially exceed A-Fem's expectations and financial resources.

A-FEM'S PRODUCTS MAY NOT ACHIEVE MARKET ACCEPTANCE

         A-Fem's only product in commercial production, the INSYNC(R) MINIFORM, is a new product form that addresses women's concerns with current feminine protection products. Because the INSYNC MINIFORM is worn interlabially, unlike any other existing feminine protection products, women may not understand how to use the INSYNC MINIFORM or may not find it comfortable, and women may not purchase this product or our other products in commercially viable quantities. If our products do not achieve adequate market acceptance, such failure may have a material adverse effect on our financial condition and results of operations.

A-FEM'S PRODUCTS MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH EXISTING OR FUTURE PRODUCTS PRODUCED BY A-FEM'S COMPETITORS

         A-Fem's current product and products in development will compete with products from other companies that have an established market, more employees and substantially greater research, financial and marketing resources than A-Fem. With respect to our miniform products, these competitors include the Procter & Gamble Company, Johnson & Johnson, Kimberly-Clark and Playtex. A-Fem's research, financial and marketing resources may not be adequate to create and market products that will compete successfully with existing or future products created and marketed by such competitors.

         A-Fem has licensed non-exclusive rights to its miniform technology to the Proctor & Gamble Company. Because the Proctor & Gamble Company has significantly greater resources than does A-Fem, if Proctor & Gamble chooses to manufacture and market a product that incorporates A-Fem's miniform technology, A-Fem's INSYNC MINIFORM may not be able to successfully compete with such a Proctor & Gamble product.

HOLDERS OF A-FEM'S COMMON STOCK MAY EXPERIENCE DILUTION IF A-FEM FULFILLS ITS FINANCING NEEDS BY ISSUING ADDITIONAL SHARES OF STOCK

         In order to carry out our development, marketing and distribution plans for our products, we will need to raise significant funds through equity and/or debt financing. We do not expect significant amounts of debt financing to be available in the near term, and expect that we will have to issue additional equity to meet our financing needs. Such equity financing may not be available or may not be available on terms favorable to A-Fem or our shareholders. If we issue additional equity in the future to raise funds, this could have a dilutive effect on holders or purchasers of shares of our common stock.

A-FEM'S PATENT AND OTHER INTELLECTUAL PROPERTY PROTECTION MAY NOT BE ADEQUATE

         A-Fem has received a patent with respect to the PADKIT(TM) that covers the method and apparatus for collection and use of vaginal fluid for diagnostic purposes. The term for these patents is or will be 20 years from the date of the application or, if the application contains a specific reference to an earlier filed application under 35 USC Sections 120, 121 or 365(c), 20 years from the date on which the earliest such application was filed.

         A-Fem has received a patent with respect to the INSYNC MINIFORM that covers the manufacturing methods and manufacturing materials. A-Fem has filed patent applications for its first generation RAPID-SENSE technology.


         The issuance of patents to A-Fem is not conclusive as to validity or as to the enforceable scope of claims. The validity and enforceability of a patent can be challenged by litigation after its issuance, and, if the outcome of litigation is adverse to the owner of the patent, the owner's rights could be diminished or eliminated. The issuance of patents covering any of A-Fem's products may be insufficient to prevent competitors from essentially duplicating the product by designing around the patented aspects. The patent laws of other countries may differ from those of the United States as to the patentability of A-Fem's products and processes, and the degree of protection afforded by foreign patents may be different from that in the United States.

         The technologies used by A-Fem may infringe upon patents or proprietary technology of others. The cost of enforcing A-Fem's patent rights in lawsuits that A-Fem may bring against infringers or defending itself against infringement charges by other patent holders may be high and could adversely affect A-Fem.

         Trade secrets and confidential know-how are important to A-Fem's scientific and commercial success. Although A-Fem seeks to protect its proprietary information through confidentiality agreements and appropriate contractual provisions, others may develop independently the same or similar information or gain access to proprietary information of A-Fem.

A-FEM MAY BE ADVERSELY AFFECTED BY OTHER BUSINESSES' FAILURE TO ACHIEVE YEAR 2000 COMPLIANCE

         A-Fem could be adversely affected by the failure of one or more of the organizations with which it conducts business to become fully Year 2000 compliant. If any of the organizations with which A-Fem does business, including banks, utilities, shipping services, and other similar service organizations, fails to become Year 2000 compliant such failure could impair A-Fem's ability to conduct its day-to-day business and fulfill its obligations under existing or future contracts. Any of these circumstances could have an adverse impact on A-Fem's financial condition and results of operations.

A-FEM MAY BE ADVERSELY AFFECTED BY CERTAIN GOVERNMENT REGULATIONS

         Many of A-Fem's activities are subject to regulation by various local, state and federal regulatory authorities in the United States.

         Before a medical product may be marketed for use by humans, laboratory and clinical trials must be performed to validate the safety and effectiveness of the product. The PADKIT(TM) is still in the development stage and will require FDA approval before it may be marketed to the public. Obtaining such approval may be a lengthy and expensive proceeding and may involve extensive testing and clinical trials to demonstrate safety, reliability and efficacy.


         In addition, regulations may change, resulting in unexpected costs and uncertainty. A-Fem may not be able to comply with the applicable requirements, and necessary approvals may not be granted. We cannot predict the extent and impact of future governmental regulations. If we fail to comply with the applicable regulatory requirements, we may be subject to fines, injunctions, civil penalties, recall or product seizure, among other penalties.


A-FEM DEPENDS ON OUR MANAGEMENT AND CONSULTANTS TO SUCCESSFULLY IMPLEMENT OUR BUSINESS PLAN


         A-Fem depends to a large extent upon the abilities and continued participation of its executive officers, consultants and current directors. The loss of any of these people could have a serious adverse effect upon our business. We may not be able to attract and retain key personnel with the skills and expertise necessary to manage our business. We do not have key-man life insurance on the lives of any of our personnel. Because competition for management and scientific staff in the biotechnology, biomedical and health care fields is intense, we may not be able to continue to employ personnel and consultants with sufficient expertise to satisfy our needs. We do not have employment contracts with any personnel other than Steven T. Frankel and James
R. Wilson.

A-FEM'S PRODUCT LIABILITY INSURANCE COVERAGE FOR CLAIMS IS LIMITED AND DOES NOT COVER CLAIMS ARISING FROM TOXIC SHOCK SYNDROME

         A-Fem could be subject to claims for personal injuries or other damages resulting from its products. We carry general liability insurance, including products liability insurance in the amount of $4,000,000. If any claims for amounts exceeding our insurance coverage were successful, it would have a material adverse effect on A-Fem. A-Fem's insurance may not adequately protect A-Fem against all such liabilities. A-Fem's insurance does not cover actions brought in countries other than the United States or claims relating to toxic shock syndrome.

THIS OFFERING MAY HAVE AN ADVERSE IMPACT ON THE MARKET PRICE OF A-FEM'S COMMON STOCK

         The number of shares being offered hereby represents approximately 16.5 percent of the total common stock of A-Fem outstanding at July 31, 1999, including the 996,236 shares of A-Fem's Common Stock to be issued to the selling shareholders upon exercise of their warrants.


         Each shareholder will offer to sell his, her or its shares at such time and in such manner as he, she or it deems appropriate. Other than certain contractual volume limitations relating to the sale of shares by certain shareholders and holders of warrants, there are no agreements between the shareholders or warrantholders and A-Fem or, to A-Fem's knowledge, among the shareholders or warrantholders, with respect to the sale of shares.


         If the shareholders or warrantholders were simultaneously to sell or resell a large number of shares in the market, the market price of A-Fem's common stock could be adversely affected.

A-FEM MAY ISSUE ADDITIONAL SHARES OF PREFERRED STOCK, WHICH COULD DILUTE THE INTERESTS OF HOLDERS OF OUR COMMON STOCK


         A-Fem is authorized to issue up to 10,000,000 shares of preferred stock and A-Fem's Board of Directors has the authority to fix the rights, preferences, privileges and restrictions of such shares without any further vote or action by A-Fem's shareholders.


         Through July 1999, A-Fem issued a total of 6,346,335 shares of Series A Convertible Preferred Stock and warrants to purchase an additional 598,786 shares of Series A Convertible Preferred Stock at a weighted average exercise price of $0.78 to Capital Consultants, LLC (formerly Capital Consultants, Inc.) in exchange for aggregate consideration consisting of 4,316,405 shares of A-Fem's common stock, warrants to purchase 50,000 shares of A-Fem's common stock and approximately $3.9 million.


         This issuance of Series A Preferred Stock and any future issuance of preferred stock may:

         - have the effect of delaying, deferring or preventing a change in control of A-Fem;

         - discourage bids for the common stock at a premium over the market price of the common stock; or

         - adversely affect the market price and the voting and other rights of the holders of common stock.

CERTAIN MERGERS OR TAKEOVER ATTEMPTS COULD BE DELAYED OR PREVENTED BY THE ANTI-TAKEOVER EFFECT OF NEVADA LAW

         Certain "business combination" provisions of Nevada law could make it more difficult to consummate a merger or tender offer involving A-Fem, even if such event could be beneficial to the interests of the shareholders.

THE THIN PUBLIC MARKET FOR A-FEM'S COMMON STOCK MAY CAUSE VOLATILITY IN OUR STOCK PRICE


         A-Fem's common stock trades on the OTC Bulletin Board and is thinly traded.


         The market price of our common stock has experienced significant volatility. During 1998, the price of our common stock ranged from $1.00 per share to $3.625 per share. The market price of the common stock could be subject to significant variation due to:


         - the degree of success A-Fem achieves in implementing its business strategy, changes in business or economic conditions affecting A-Fem, its customers or its competitors;

         - fluctuations in A-Fem's operating results, changes in or actual results varying from earnings or other estimates made by securities analysts;

         - announcements by A-Fem or our competitors concerning product developments, patents or proprietary rights; and


         -   other factors both within and outside our control.

         In addition, the stock market may experience volatility that affects the market prices of companies in ways unrelated to the operating performance of such companies, and such volatility may adversely affect the market price of our common stock.


         There has been significant volatility in the market price of securities of other early stage companies, technology companies in general and biotechnology companies in particular.

A-FEM MAY NOT BE ABLE TO SUCCESSFULLY MANUFACTURE ITS PRODUCTS

         A-Fem currently manufactures the INSYNC MINIFORM. As a manufacturer, A-Fem faces the following risks:

         - A-Fem may not be able to maintain sufficient numbers of employees, or may have to pay increased wages.

         - A-Fem may not be able to obtain sufficient raw materials, including the fiber used to manufacture the miniform, when needed or at reasonable prices.

         - A-Fem may have to expend additional funds to purchase additional capital equipment to be able to increase the quantity of miniforms we manufacture or to remedy plant or equipment obsolescence.

         - A-Fem may not be able to adequately maintain the quality of the miniforms it manufactures.

         - If the demand for miniforms is significantly greater or lower than we predict, we may experience excess or inadequate manufacturing capacity.

         Any of the risks listed above, or any other disruption in A-Fem's production, could have a material adverse effect on A-Fem's results of operations and financial condition.

A-FEM MAY EXPERIENCE AN ADVERSE IMPACT FROM FUTURE SALES OF OUR STOCK

         As of July 31, 1999, 3,583,560 shares of common stock were subject to outstanding stock options under A-Fem's stock option plans at a weighted average exercise price of approximately $2.57 per share. As of July 31, 1999, 2,461,673 shares were issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.37 per share.

         We intend to file a registration statement on Form S-8 under the Securities Act to register for resale a total of 5,150,000 shares of common stock reserved for issuance under A-Fem's stock option plans. Sales of substantial amounts of A-Fem's common stock in the public market by existing shareholders or holders of options or warrants could cause the price of the common stock to go down.

         In addition to the 1,746,696 shares of common stock offered hereby, an additional 1,106,030 shares are registered under another registration statement on Form S-2 under the Securities Act, approximately 844,000 shares are freely tradable under the federal securities laws subject to volume limitations under Rule 144, and approximately additional 6,624,098 are freely tradable under the federal securities laws to the extent they are not held by our affiliates or are not subject to certain contractual volume restrictions. As of December 31, 1999, approximately 52,084 additional shares will become eligible for resale under Rule 144.

         In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

         - __________ 1% of the then outstanding shares of the issuer's common stock, and

         - __________ the average weekly trading volume during the four calendar weeks preceding such sale provided that certain public information about the issuer as required by Rule 144 is then available and the seller complies with certain other requirements.

         A person who:


         -   __________ is not an affiliate,

         - __________ has not been an affiliate within three months prior to sale, and

         - __________ has beneficially owned the restricted securities for at least two years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above.


                           FORWARD-LOOKING INFORMATION

         This prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact that we make in this prospectus or in any documents incorporated by reference are forward-looking. In particular, the statements herein regarding our industry prospects and our future results of operations or financial position are forward-looking statements. Forward-looking statements reflect our current expectations and are inherently uncertain. Our actual results may differ significantly from our expectations. The section entitled, "Additional Factors That May Affect Future Results," that appears in our Annual Report on Form 10-KSB for the year ended December 31, 1998, as amended, as well as the section entitled, "Risk Factors," that appears in this prospectus, describe some, but not all, of the factors that could cause these differences.

                                 USE OF PROCEEDS

         A-Fem will receive proceeds upon exercise of the warrants by certain of the selling shareholders, and payment of the exercise prices for such warrants, of between zero and $2.5 million, depending on how many warrants are exercised. After the deduction of an estimated $90,000 of offering expenses being paid by A-Fem, proceeds from the exercise of the warrants will be used for the development and marketing of A-Fem's products and general corporate purposes. A-Fem has not been advised when or whether the holders of warrants intend to exercise their warrants. No proceeds will be received by A-Fem from sales of shares by the shareholders.

                              SELLING SHAREHOLDERS

         A total of 996,236 shares of common stock may be sold pursuant to this prospectus upon exercise of the warrants. The warrants were privately issued by A-Fem to thirteen persons or entities in connection with a variety of transactions, including the settlement of litigation, and in consideration for consulting, advisory and capital raising services. All of the warrants expire between August 1999 and May 2009. The weighted average exercise price of the warrants is $2.49 per share.

         A-Fem and Thomas C. Stewart have agreed that if Mr. Stewart or his affiliates purchase shares of common stock upon exercise of warrants, beneficially owned by Mr. Stewart, on or before May 31, 2000, A-Fem will extend for five years the exercise period of warrants to purchase a like number of shares of common stock.

         The following table sets forth information as of May 1999 regarding the beneficial ownership of common stock by each selling shareholder. The amounts listed under "Shares Registered for Sale" reflects the common stock underlying warrants owned by certain of the selling shareholders that are being registered pursuant to this registration statement.

         "Beneficial Ownership" is defined pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and generally means any persons who directly, or indirectly, have or share voting or investment power with respect to a security. A person will be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within sixty days, including, but not limited to, any right to acquire such security through the exercise of any option or warrant or through the conversion of a security.

         "Shares Registered for Sale" includes shares that may be sold pursuant to this prospectus. However, in some cases these shares may instead be sold pursuant to Rule 144 under the Securities Act and in some cases may not be sold at all during the time this prospectus may be used for sales. See "Plan of Distribution."

         The percentage of outstanding shares listed for any shareholder is calculated without regard to shares of common stock issuable to others upon exercise of outstanding stock options or warrants. Any shares a shareholder is deemed to own by having the right to acquire such shares upon exercise of an option or a warrant are considered to be outstanding solely for the purpose of calculating that shareholder's ownership percentage.

         The percentage of outstanding shares after sales for any shareholder assumes the sale pursuant to this offering of all shares listed in the "Shares Registered for Sale" column and the shareholder does not sell shares other than those listed in the column or purchase additional shares except pursuant to options or warrants.

                                                                                                  PERCENTAGE OF OUTSTANDING
                                                                                                  -------------------------
                                          SHARES BENEFICIALLY            SHARES REGISTERED          BEFORE        AFTER
    NAME OF SELLING SHAREHOLDER                  OWNED                        FOR SALE               SALES        SALES
---------------------------------    ----------------------------        -----------------        ----------   ------------
Bashaw Family Trust                  Shares:          104,166               104,166                    1.1%         0
                                     Warrants:              0                     0

Bradley N. Brown                     Shares:           26,042                26,042                    *            0
                                     Warrants:          6,510 (1)             6,510

Karen Clifton Trust A                Shares:           26,042                26,042                    *            0
                                     Warrants:          6,510 (1)             6,510

Stephen F. Duffy                     Shares:           26,042                26,042                    *            0
                                     Warrants:          6,510 (1)             6,510

EVG Family LLC                       Shares:           26,042                26,042                    *            0
                                     Warrants:          6,510 (1)             6,510

                                                                                                  PERCENTAGE OF OUTSTANDING
                                                                                                  -------------------------
                                          SHARES BENEFICIALLY            SHARES REGISTERED          BEFORE        AFTER
    NAME OF SELLING SHAREHOLDER                  OWNED                        FOR SALE               SALES        SALES
---------------------------------    ----------------------------        -----------------        ----------   ------------
Charles E. Finegan, Jr.              Shares:           29,350 (2)                 0                    2.0%         *
                                     Warrants:        160,000 (3)           142,000

Gunther Family Trust                 Shares:           26,042                26,042                    *            0
                                     Warrants:          6,510 (1)             6,510

Ronald Hagen                         Shares:           15,000 (4)            15,000                    *            0
                                     Warrants:              0                     0

John McCormick                       Shares:           30,000 (5)                 0                    3.0%         1.3%
                                     Warrants:        266,666 (6)           266,666

J. Douglas McKay                     Shares:           26,042                26,042                    *            0
                                     Warrants:          6,510 (1)             6,510

Terry A. Reinmuth                    Shares:           23,000 (7)            10,000                    *            *
                                     Warrants:              0                     0

Richard T. Schroeder                 Shares:          336,500 (8)           210,000                    5.5%         2.4%
                                     Warrants:        200,000 (9)            95,000

Alexander V. Sharp                   Shares:                0                     0                    *            0
                                     Warrants:         35,000 (10)           35,000

Thomas C. Stewart                    Shares:           62,950 (11)                0                   11.4%         9.1%
                                     Warrants:      1,139,650 (12)          270,000

Sunbelt Investments                  Shares:          137,500 (13)           50,000                    1.4%         0
                                     Warrants:              0                     0

Paul N. Temple Revocable             Shares:           26,042                26,042                    *            0
Trust U/A 2/11/80                    Warrants:          6,510 (1)             6,510

James Thompson                       Shares:           15,000                15,000                    *            0
                                     Warrants:              0                     0

                                     Shares:           13,000 (14)                0
Alfred E. Thurber, Jr.               Warrants:        142,000 (15)          142,000                    1.8%         *

E. Patricia Trusty                   Shares:           10,000                10,000                    *            0
                                     Warrants:              0                     0

W.S. Farish & Company                Shares:          137,500 (13)           87,500                    1.4%         0
                                     Warrants:              0                     0

Mark T. Waller                       Shares:           21,500                21,500                    *            *
                                     Warrants:          2,600 (16)                0

                                                                                                  PERCENTAGE OF OUTSTANDING
                                                                                                  -------------------------
                                          SHARES BENEFICIALLY            SHARES REGISTERED          BEFORE        AFTER
    NAME OF SELLING SHAREHOLDER                  OWNED                        FOR SALE               SALES        SALES
---------------------------------    ----------------------------        -----------------        ----------   ------------
Richard H. Wentworth                 Shares:           85,096 (18)           15,000                    *            *
                                     Warrants:              0                     0

James R. Wilson                      Shares:          397,604 (18)           30,000                    4.1%         3.8%
                                     Warrants:              0                     0

----------

  * Less than 1%.

  (1) Consists of 6,510 shares issuable upon exercise of a warrant to purchase shares of A-Fem's common stock at an exercise price of $1.92 per share.

  (2) Includes 6,800 shares held jointly by Mr. Finegan and his spouse, 2,800 held by Finegan Jr. IRA and 3,750 shares by Finegan Jr. Sep. IRA.

  (3) Consists of 50,000 shares issuable upon exercise of a warrant to purchase shares of A-Fem's common stock at an exercise price of $1.50 per share, 35,000 shares issuable upon exercise of a warrant to purchase shares of A-Fem's common stock at an exercise price of $3.50 per share and 75,000 shares issuable upon exercise of a warrant to purchase shares of A-Fem's common stock at an exercise price of $5.00 per share.

  (4)    Consists of shares held jointly by Mr. Hagen and his spouse.

  (5) Consists of 29,500 shares held in Mr. McCormick's IRA and 500 held in his spouse's IRA.

  (6) Consists of 100,000, 50,000, 66,666 and 50,000 shares issuable upon exercise of warrants to purchase shares of A-Fem's common stock at an exercise price of $1.00, $2.00, $2.88 and $3.00, respectively.

  (7) Consists of shares with respect to which voting and dispository decisions are made by James E. Reinmuth, Terry Reinmuth's brother and attorney-in-fact. James E. Reinmuth is the Chairman of A-Fem's Board of Directors.

  (8) Includes 30,000 shares held by Mr. Schroeder's spouse and 9,000 shares held by two of his children.

  (9) Consists of 75,000 shares issuable upon exercise of warrants to purchase A-Fem's common stock at an exercise price of $1.50 per share and 125,000 shares issuable upon exercise of warrants to purchase A-Fem's common stock at an exercise price of $2.88 per share.

  (10) Consists of 35,000 shares issuable upon exercise of a warrant to purchase shares of A-Fem's common stock at an exercise price of $1.50 per share.

  (11) Consists 62,950 shares of common stock owned by Cort MacKenzie Securities & Co., Inc.

  (12) Consists of 869,650 shares and 270,000 shares issuable upon exercise of warrants to purchase common stock at an exercise price of $1.50 and $2.00, respectively, held by Cort MacKenzie & Co., Inc. and Thomas C. Stewart, respectively. Cort MacKenzie & Co., Inc. has agreed not to sell, within any three-month period, the greater of (i) 1% of the then outstanding shares of A-Fem's common stock and (ii) the average weekly trading volume during the four calendar weeks preceding such sale.

  (13) Includes 50,000 shares held by Sunbelt Investments, of which W.S. Farish & Company is the sole general partner, 12,500 shares held by W.S. Farish & Company for the benefit of Cornelia G. Corbett, 25,000 shares held by W.S. Farish & Company for the benefit of Edward H. Gerry, 25,000 shares held by W.S. Farish & Company for the benefit of Henry A. Gerry, and 25,000 shares held by W.S. Farish & Company for the benefit of Martha F. Gerry.

  (14) Consists of 13,000 shares of common stock owned jointly by Mr. Thurber and his spouse.

  (15) Consists of 32,000, 35,000 and 75,000 shares issuable upon exercise of warrants to purchase shares of A-Fem's common stock at an exercise price of $1.50, $3.50 and $5.00 per share, respectively.

  (16) Consists of 2,600 shares issuable upon exercise of a warrant to purchase shares of A-Fem's common stock at an exercise price of $1.00 per share.

  (17) Includes 40,000 shares held jointly with the Janet J. Wentworth Trust and 10,000 shares held in Mr. Wentworth's IRA.

  (18) Includes 46,666 and 37,500 shares issuable upon exercise of options to purchase A-Fem's common stock at an exercise price of $3.00 and $2.13, respectively, and 160,000 shares held jointly by Mr. Wilson and his spouse.


                            DESCRIPTION OF SECURITIES


         The authorized capital stock of A-Fem consists of 33,000,000 shares of common stock, $.01 par value per share and 10,000,000 shares of Preferred Stock, $0.01 par value per share. As of July 31, 1999, there were 9,530,208 shares of common stock and 6,346,335 shares of Series A Convertible Preferred Stock outstanding. All of the outstanding shares of stock are fully paid and nonassessable.

PREFERRED STOCK

         A-Fem is authorized to issue shares of Preferred Stock, $.01 par value, from time to time in one or more series, in any manner permitted by law, as determined from time to time by the Board of Directors. The Board of Directors has the authority to fix and determine the rights and preferences of the shares of any series so established, including dividends, conversion prices, voting rights, redemption prices, maturity dates and similar matters without further action by the shareholders.

         SERIES A CONVERTIBLE PREFERRED STOCK

         The Series A Convertible Preferred Stock consists of 7,200,000 authorized shares and 6,346,335 shares outstanding. Each shares of Series A Stock is entitled to receive a liquidation preference of $2.00 per share (plus any declared but unpaid dividends) and to receive dividends in preference to holders of the common stock. A holder of shares of Series A Stock may convert such shares into an equal number of shares of common stock at any time. The conversion rate is subject to adjustments for dividends and distributions and any classification, exchange, or substitution of the common stock or any reorganization, merger, consolidation, or sale of assets by A-Fem.

         The Series A Stock is entitled to vote on all matters submitted to a vote of the holders of the common stock and to vote together with the holders of the common stock as one class. With respect to certain transactions, including the creation of any senior or substantially similar security, any transaction constituting a deemed dividend under federal tax law, or as otherwise provided by law, the Series A Stock vote as a class separately from the common stock.


COMMON STOCK

         The holders of common stock are entitled to one vote for each share held on all matters submitted to the shareholders.


         Subject to the rights of the holders of any outstanding shares of Preferred Stock, holders of common stock are entitled to receive dividends as may from time to time be declared by the Board of Directors out of funds legally available therefor and to one vote per share on all matters on which the holders of common stock are entitled to vote. The current policy of A-Fem is to retain earnings to provide funds for the operation and expansion of its business. A-Fem has never paid any cash dividends, and the Board of Directors does not anticipate paying cash dividends in the foreseeable future. See "Risk Factors--Absence of Dividends." Holders of common stock do not have any cumulative voting rights or conversion, pre-emptive, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of A-Fem, holders of common stock are entitled to share equally and ratably in A-Fem's assets, if any, remaining after the payment of all liabilities of A-Fem.

NEVADA CONTROL SHARE AND BUSINESS COMBINATION STATUTES

         Nevada law may restrict the ability of significant stockholders of A-Fem to exercise voting rights. The law generally applies to a person who acquires voting stock of a Nevada corporation in a transaction that results in such person's holding more than 20%, 33 1/3% or 50% of the total voting power of the corporation. If such a transaction occurs, the person cannot vote the shares unless voting rights are restored to those shares:

         - by a majority of the outstanding voting shares, including the acquired shares, and

         - if the transaction will result in any alteration or change in any preference or other right given to any class or series of outstanding shares, by the holders of a majority of each class or series affected, excluding the acquired shares and shares held by the corporation's officers and inside directors.

         This law is construed broadly and may apply to persons acting as a group.

         The restricted stockholder may, but is not required to, submit to the corporation a statement setting forth information about itself and its plans with respect to the corporation. The statement may request that the corporation call a special meeting of stockholders to determine whether voting rights will be granted to the shares acquired. If a special meeting of stockholders is not requested, the issue of voting rights of the acquired shares will be considered at the next annual or special meeting of stockholders. If the acquired shares are granted voting rights and they represent a majority of all voting power, stockholders who do not vote in favor of granting such voting rights will have the right to receive the fair value of their shares. At a minimum, the fair value will be equal to the highest price paid per share by the restricted stockholder for the shares acquired in a transaction subject to this law.

         A-Fem is also subject to provisions of Nevada law that govern business combinations between corporations and interested stockholders. These provisions generally prohibit a corporation from entering into a business combination transaction with a person, or affiliate of such person, for a period of three years from the date such person acquires 10% or more of the voting stock of the corporation. For the purpose of this law, the prohibition generally applies to the following:

         -   A merger or consolidation;

         - Any sale, lease, mortgage, or other disposition of assets with a value equal to 5% or more of the total assets or market value of the corporation, or representing 10% or more of the earning power of the corporation;

         - Transactions that result in the issuance of 5% or more of the capital stock of the corporation to the interested stockholder; or

         - Any plan for the liquidation or dissolution of the corporation proposed by or under any agreement with the interested stockholder.

         However, the general prohibition does not apply if the board of directors approves the share acquisition or business combination before the stockholder acquired 10% or more of the corporation's outstanding voting stock.


INDEMNIFICATION OF DIRECTORS AND OFFICERS


         Nevada corporation law provides that a company may indemnify its officers, directors and employees for liability arising out of certain actions. A-Fem has included in its Articles of Incorporation and Bylaws provisions to indemnify its directors and officers to the fullest extent permitted by the Nevada General Corporation Law. Such indemnification may be available for liabilities arising in connection with this offering. To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling A-Fem pursuant to such indemnification provisions, A-Fem has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is unenforceable.


         A-Fem has adopted in its Articles of Incorporation a provision that limits personal liability for breach of the fiduciary duty of its directors, to the extent provided by Section 78.037 of the Nevada General Corporation Law. Such provision eliminates the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director's duty of loyalty to A-Fem, liability for acts or omissions involving intentional misconduct, fraud or a knowing violation of law, liability based on payments of improper dividends, and liability for acts occurring prior to the date such provision was added.

                              PLAN OF DISTRIBUTION

         The shares being sold by the selling shareholders may be sold from time to time by such selling shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions.

         Such shares may be sold by one or more of the following means:


         - a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         - a purchase by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

         - direct sales by selling shareholders to other individuals or entities.


         In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling shareholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

         Under agreements that may be entered into by the selling shareholders, dealers who participate in the distribution of the shares may be entitled to indemnification by the selling shareholders against certain liabilities, including liabilities under the Securities Act.


         Certain of the dealers may be customers of, be borrowers from, engage in transactions with, and perform services for, A-Fem, a selling shareholder or one or more of their affiliates in the ordinary course of business.

         The shares offered by the selling shareholders hereby may be distributed to purchasers thereof in the states of California, Florida, Georgia, Idaho, New York, Oregon and Washington.



         All of the shares to be issued upon the exercise of the warrants are to be offered for the account of A-Fem. A-Fem will not pay any sales commissions or other seller's compensation in connection with the exercise of the warrants. Shares issued upon the exercise of the warrants will be freely transferable by the holders thereof, subject to compliance with applicable state securities laws and except for such shares received by persons who may be deemed to be "affiliates" of A-Fem (within the meaning of Rule 144). Persons who are deemed to be affiliates of A-Fem within the meaning of Rule 144 may not publicly offer or sell such shares received upon exercise of the warrants except pursuant to an effective registration statement under the Securities Act or pursuant to Rule 144 (without regard to the applicable holding period provided thereunder). A-Fem has not been advised when or whether the holders of the warrants intend to exercise their warrants, or if they do so, whether they intend to sell their securities received as a result of such exercise.



         The sale of the shares to be issued upon exercise of the warrants are being registered, or exemptions for such sales are available, to A-Fem in the following states: California, Florida, Georgia, Idaho, New York, Oregon and Washington. Any resales of such shares by holders thereof must be made in compliance with applicable state securities laws.

                                  LEGAL MATTERS

         The validity of the common stock offered hereby has been passed upon by Perkins Coie LLP, Portland, Oregon.

                                     EXPERTS

         The financial statements incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report.

================================================================================



YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. A-FEM MEDICAL CORPORATION HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS CONSTITUTES AN OFFER TO SELL, AND SOLICITS AN OFFER TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS.





                                1,746,696 SHARES



                                  A-FEM MEDICAL
                                   CORPORATION

                                  COMMON STOCK



                               SEPTEMBER ___, 1999




================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                                                                                AMOUNT
                                                                               --------
           SEC Registration Fee..........................................      $    783
           Accounting Fees and Expenses*.................................         3,000
           Legal Fees and Expenses*......................................        75,000
           Blue Sky Fees and Expenses*...................................        10,000
           Printing, including Registration Statement, prospectus, etc.*.         1,000
           Miscellaneous Expenses*.......................................           217
                                                                               --------
           TOTAL EXPENSES*...............................................      $ 90,000
                                                                               ========

----------


*Estimated.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Nevada General Corporation Law (the "Nevada Act") requires the indemnification of an individual made a party to a proceeding because the individual is or was a director, officer, employee or agent of the corporation against expenses, including attorney fees, actually and reasonably incurred, to the extent that the individual is successful on the merits or otherwise in the individual's defense in the proceeding, or in defense of any claim, issue or matter therein. In addition, the Nevada Act allows the corporation to indemnify such an individual if:

         (a)  The conduct of the individual was in good faith;

         (b) The individual reasonably believed that the individual's conduct was in the best interest of the corporation, or not opposed to its best interests; and

         (c) In the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful.

In the case of any proceeding by or in the right of the corporation, the individual must also meet the standards set forth above to be entitled to indemnification, but may still not be indemnified if the individual is adjudged liable to the corporation or for amounts paid in settlement to the corporation, unless ordered by a court of competent jurisdiction upon application.


         Article Twelve of the articles of incorporation of the registrant requires that the bylaws of the registrant shall provide for the indemnification of the registrant's directors, officers, employees and agents to the fullest extent permitted by Nevada law. Article Twelve of the bylaws of the registrant requires the registrant to indemnify any current or former director, officer, employee or agent from and against expenses actually and reasonably incurred, including attorney fees, judgments, fines and amounts paid in settlement, in connection with any action, suit or proceeding to which the individual is a party because of service to registrant, provided that the individual acted in good faith and in a manner the individual reasonably believed to be in or not opposed to the best




                                                                       PAGE II-1
interests of the registrant and, with respect to any criminal action or proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful. The same indemnification obligation applies to actions by or in the right of the corporation if the foregoing standards are met, but shall not apply if the individual is adjudged liable to the corporation or to amounts paid in settlement, unless ordered by a court of competent jurisdiction. This right to indemnification does not exclude any other rights to which an individual may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Eight of the bylaws further requires the indemnification of an individual made a party to a proceeding because the individual is or was a director, officer, employee or agent of the corporation against expenses, including attorney fees, actually and reasonably incurred, to the extent that the individual is successful on the merits or otherwise in the individual's defense in the proceeding, or in defense of any claim, issue or matter therein.

         In addition to the rights to indemnification set forth above, the registrant has, in Article Thirteen of its articles of incorporation, eliminated the liability of each director and officer of the corporation for damages for any breach of fiduciary duty, except that a director or officer shall be liable for damages that result from:

         (a) Acts or omissions that involve intentional misconduct, fraud or knowing violation of law;

         (b) The willful or grossly negligent payment of any improper dividend or distribution; or

         (c) Acts or omissions that occurred prior to March 18, 1987.

This provision is consistent with the Nevada Act, which allows the elimination of personal liability for officers and directors in the articles of incorporation, except in the situations described in subsections (a) and (b) above.

ITEM 16.  EXHIBITS.


4.1(1)          Articles of Incorporation, as amended

4.2(1)          Amended and Restated Registration Rights Agreement

4.3(1)          Form of Stock Purchase Warrant

4.4(1)          Form of Series A Preferred Stock Certificate

5.1             Opinion of Perkins Coie LLP

10.1(2)         Employment Agreement between A-Fem Medical Corporation and
                Steven T. Frankel dated effective April 25, 1998

10.2(3)         Business Park Lease between A-Fem Medical Corporation, Petula
                Associates, Ltd. and Koll Portland Associates dated March 1,
                1996

10.3(4)         Scholls Business Center First Amendment to Lease between A-Fem
                Medical Corporation, Petula Associates, Ltd. and Equity FC, Ltd.

10.4(5)         Form of Registration Rights Agreement used for Mr. Waller,
                Esler, Stephens & Buckley and Lane, Powell, Spears and Lubersky

10.5(6)         Form of Registration Rights Agreement




                                                                       PAGE II-2

10.6(6)         ATHENA Medical Corporation's 1994 Incentive and Non-Qualified
                Stock Option Plan, dated as of June 7, 1994

10.7(6)         Form of Incentive Stock Option Agreement

10.8(6)         Form of Non-Statutory Stock Option Agreement

10.9(6)         Form of Purchase Warrant Certificate

10.10(7)        Agreement dated effective as of April 28, 1997 between The
                Proctor & Gable Company and A-Fem Medical Corporation

10.11(8)        Employment Agreement between A-Fem Medical Corporation and James
                R. Wilson dated as of May 1, 1997

10.12(9)        Form of Capital Lease between A-Fem Medical Corporation and
                First Portland Leasing Corp.

13.1(10) A-Fem Medical Corporation's Annual Report on Form 10-KSB for the year ended December 31, 1998

13.2(10) A-Fem Medical Corporation's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999

23.1(11)        Consent of Arthur Andersen LLP

23.2            Consent of Perkins Coie LLP.  Included in Exhibit 5.1


--------------

(1) Incorporated by reference to the exhibits to A-Fem's quarterly report on Form 10-QSB for the quarter ended September 30, 1998.


(2) Incorporated by reference to the exhibits to A-Fem's quarterly report on Form 10-QSB for the quarter ended June 30, 1998.

(3) Incorporated by reference to the exhibits to A-Fem's registration statement on Form S-2 (file no. 333-2053), filed with the SEC on March 29, 1996.

(4) Incorporated by reference to the exhibits to A-Fem's registration statement on Form S-2 (File no. 333-2053), filed with the SEC on January 21, 1999.

(5) Incorporated by reference to the exhibits to A-Fem's registration statement on Form S-2 (file no. 33-88230), filed with the SEC on January 5, 1995.

(6) Incorporated by reference to the exhibits to A-Fem's annual report on Form 10-KSB for the year ended December 31, 1996.




                                                                       PAGE II-3

(7) Incorporated by reference to exhibit number 10.1 to A-Fem's current report on Form 8-K, file number 0-17119, filed with the SEC on May 16, 1997.

(8) Incorporated by reference to the exhibits to A-Fem's quarterly report on Form 10-QSB for the quarter ended June 30, 1997.

(9) Incorporated by reference to the exhibits to A-Fem's annual report on Form 10-KSB for the year ended December 31, 1997.

(10)   Previously filed with the SEC.

(11) Incorporated by reference to A-Fem's Registration Statement on Form S-2 (file no. 333-81747), filed with the SEC on June 28, 1999.




                                                                       PAGE II-4

ITEM 17.  UNDERTAKINGS.

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                                                                       PAGE II-5

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this post-effective amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on September 23, 1999.


                                        A-FEM MEDICAL CORPORATION

                                        By:/s/ Steven T. Frankel
                                           -------------------------------------
                                           Steven T. Frankel
                                           President and Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on September 23, 1999, by the following persons in the capacities indicated:



Signature                                                         Title
---------                                                         -----
    */s/ William H. Fleming                           Vice Chairman and Secretary
----------------------------------------
William H. Fleming

    */s/ James E. Reinmuth                            Chairman and Director
----------------------------------------
James E. Reinmuth

    /s/ Steven T. Frankel                             President and Chief Executive Officer
----------------------------------------              (principal executive officer)
Steven T. Frankel

    */s/ James R. Wilson                              Director and Treasurer
----------------------------------------              (principal financial officer)
James R. Wilson

    */s/ Carol A. Scott                               Director
----------------------------------------
Carol A. Scott

    */s/ RoseAnna Sevcik                              Director
----------------------------------------
RoseAnna Sevcik

    */s/ Martin L. Harvey                             Controller
----------------------------------------
Martin L. Harvey                                      (principal accounting officer)

    *By:  /s/ Steven T. Frankel
----------------------------------------
Steven T. Frankel, Attorney-in-Fact




                                                                             S-1